March 5, 2009

Via EDGAR (Correspondence)

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 7010
Washington, DC 20549-7010

Re:	Eaton Vance Corp. (together with its affiliates, the “Company”)
Form 10-K for the fiscal year ended October 31, 2008
File No. 1-8100

Dear Mr. Decker:

This letter sets forth our responses to your letter of February 19, 2009 regarding the above-referenced periodic report. Our responses are set forth below following your comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Developments, page 22

2.	We note your discussion of the impact of market conditions on your assets under management, revenues, profit margins, and net income. We urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to your revenues, operating results and recoverability of your assets. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, please consider the following:
  In regards to the recoverability of your assets, we believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments of fair value adjustments. You should consider providing additional quantitative disclosures related to each type of potential charge, including impairment charges related to trading securities, available-for-sale securities, deferred sales commissions, investments in affiliates, goodwill and other intangibles. Please consider providing qualitative and quantitative descriptions of the material assumptions used and a sensitivity analysis of those assumptions used to determine fair value in your impairment analyses based upon reasonably likely changes. Please also consider providing an explanation of how you determine when there is an other-than-temporary impairment as well as whether there are more risks and exposures relative to certain assets which make it more likely for them to be impaired; and

United States Securities and Exchange Commission
March 5, 2009

  You state that because your assets under management at fiscal year end were substantially below your average managed asset levels for fiscal 2008, you will likely experience a significant decline in revenue in fiscal 2009 relative to fiscal 2008 unless market conditions improve. Please consider what additional disclosures could be provided to better quantify the potential decline in revenue and correspondingly the impact on your profit margins and net income.

Response:

In preparing future filings, beginning with the Form 10-Q filed for the fiscal quarter ended January 31, 2009, the Company will enhance its discussion of market developments as follows:

“The twelve months coinciding with our fiscal 2008 was a period of dramatic upheaval for global markets, as virtually every class of financial assets experienced significant price declines and high volatility, particularly following the failure of Lehman Brothers Holdings in mid September 2008. Over the twelve month period corresponding with our fiscal 2008, the Dow Jones Industrial Average declined 33 percent and the S&P 500 Index declined 37 percent. In fixed income markets, a flight to quality lowered yields on U.S. Treasuries and pushed up credit spreads in virtually all sectors, with major dislocation in mortgage-backed securities, corporate credit and municipal finance. Numerous federal interventions were required to ensure the stability of the banking system and the continued availability of commercial and consumer credit.

Global markets continued to experience unprecedented volatility as we moved into fiscal 2009, amid signs that the current recession may be deep and prolonged. Over the last three months, the Dow Jones Industrial Average declined an additional 14 percent and the S&P Index declined an additional 15 percent. We anticipate a challenging business climate ahead. Because our assets under management at the end of our first fiscal quarter were substantially below our average managed asset levels for fiscal 2008, we will likely experience a significant decline in revenue in fiscal 2009 relative to fiscal 2008 unless market conditions improve. Although we have taken steps to manage our costs in response to current market conditions, we expect our profit margins and net income also to be adversely affected.

The challenge we face for the remainder of 2009 and beyond is that the global recession we are in could be more pronounced and severe than expected. Globally, we are seeing a slowdown in the production of goods and services driven by a slowdown in consumer demand and confidence. The U.S. economy is seeing industries struggling for survival. The auto industry is on the verge of collapse, the financial services industry is undercapitalized and the lifeblood or engine for business growth, credit, has largely stalled despite efforts from government agencies to spur such lending. The U.S. government and related agencies, combined with central banks and governments around the world, have injected significant liquidity into their respective economies in an attempt to restore the fragile banking systems. The current U.S. Presidential administration has just passed the largest and most expansive governmental stimulus package in history. Our business is dependant in many ways on the strength and prospects for the U.S. and global economies which are now being “jump-started” by governmental intervention. To the extent these efforts are successful and capital markets

United States Securities and Exchange Commission
March 5, 2009

respond favorably, we will also benefit. To the extent they are not, we will suffer as stock market indices respond unfavorably to both U.S. and global economic progress.

Current market conditions impact our 1) asset levels and effective fee rate, 2) operating results, and 3) the recoverability of our assets.

Asset Levels and Effective Fee Rate

In the first quarter of fiscal 2009, we experienced a significant decline in revenue relative to both the fourth quarter of fiscal 2008 and the first quarter of fiscal 2008, reflecting asset level declines due to falling market values. Revenue and profits will continue to decline if we cannot offset decreases in the market values of managed assets with positive net flows, a challenge we have faced over the past year. The decline in our average assets under management of $23.2 billion in the first quarter of fiscal 2009, assuming an average effective fee rate of 69 basis points, would reduce revenue on an annual basis by approximately $160.1 million. The acquisition of TABS, which has a lower effective fee rate than our overall business, contributed $6.9 billion to assets under management on December 31, 2008. We anticipate that our effective fee rate may decline marginally in the second quarter of fiscal 2009 as a result of the TABS acquisition, which also contributed to the increase in fixed income assets as a percentage of total assets under management as of January 31, 2009.

Operating Results

While revenue declined in the first quarter of fiscal 2009 by $40.3 million, or 16 percent, our expenses declined by approximately $15.9 million, or 9 percent. In falling markets, we benefit by having certain expenses tied to asset levels that decline as assets under management decline, such as certain distribution and service fees. We also have expenses that naturally adjust to decreases in operating earnings, such as the performance-based management incentive we accrue throughout the year. Our sales-related expenses, including sales incentives, vary with the level of sales and the rate at which we pay to acquire those assets. The variability of these expenses helps to offset some of the negative impact from declining markets. Our margins naturally expand in rising markets and decline in falling markets. Beyond these self correcting expense adjustments, the firm is undergoing a thorough review of all expense categories. While we are clearly experiencing challenging times, it is important to note that in rising markets we benefit from the added revenues that market appreciation provides and the related positive impact on revenue, operating results and overall margins.

Recoverability of our Assets

We test our investments, including our investments in collateralized debt obligation entities and investments classified as available-for-sale, for impairment on a quarterly basis. Our investments in collateralized debt obligation entities, which have been the subject of past impairments, have been reduced to $3.8 million at January 31, 2009, reflecting impairment losses of $0.1 million and $13.2 million recognized in the first quarter of fiscal 2009 and the fourth quarter of fiscal 2008, respectively. Unrealized losses on investments classified as available-for-sale, net of tax, totaled $3.4 million on January 31, 2009, an increase of $1.4 million from $2.0 million on October 31, 2008. We evaluate our investments in collateralized debt obligation entities and investments classified as available-for-sale for impairment using quantitative factors, including how long the investment has been in a net unrealized loss position, and qualitative factors, including the underlying credit quality of the issuer and our ability and intent to hold the investment. If markets do not recover or they deteriorate further

United States Securities and Exchange Commission
March 5, 2009

during the quarters ahead, our assessment of impairment on a quantitative basis may lead us to impair investments in collateralized debt obligation entities or investments classified as available-for-sale in future quarters that are in an unrealized loss position at January 31, 2009.

We test our investments in affiliates and goodwill on an annual basis, or as facts and circumstances indicate that such an analysis is warranted. These impairment analyses are conducted in the fourth quarter of each fiscal year and there have been no significant changes in financial condition in the first quarter of fiscal 2009 that would indicate that an impairment exists at January 31, 2009.

We periodically review our deferred sales commissions and identifiable intangible assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. There have been no significant changes in financial condition in the first quarter of fiscal 2009 that would indicate that an impairment exists at January 31, 2009.”

Assets Under Management, page 22

3.	Please consider providing a breakdown of investments by sectors (such as real estate, banking or consumer products) as of each balance sheet date. This disclosure should be supplemented by additional discussion in MD&A that provides a detailed analysis of both changes in Assets Under Management by sector and changes in fund performance by sector for each period presented.

Response:

The vast majority of the assets managed by the Company and its affiliates are in registered mutual funds, separate accounts and collective investment trusts. These funds, separate accounts and investment trusts are broadly diversified investment vehicles that are not sector specific. As a result, industry concentration is not an identified risk. We have provided investors information regarding our assets under management and related flows by product (funds and separate accounts), investment objective (equity, fixed and floating-rate) and, in the case of funds, by share class (Class A, Class B, Class C, etc.) on pages 22 through 27 of our most recently filed Form 10-K. We believe that this information is most pertinent in understanding the impact that changes in asset mix and changes in the market value of managed assets have on our revenue and operating expenses. Given the broad industry sector diversification inherent in the portfolios of our managed products and the overall lack of industry concentration, we do not believe that adding additional disclosures regarding sector concentration would be meaningful or helpful to investors. We will continue to provide the information provided on pages 22 through 27 of our most recently filed Form 10-K in all future filings on Form 10-K and Form 10-Q.

4.	With regards to outflows/redemptions, please disclose how much notice you require for an investor to make a redemption. Please also quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent your latest balance sheet date but prior to the date of your filings, such as known redemptions and/or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.

United States Securities and Exchange Commission
March 5, 2009

Response:

As noted above, the vast majority of the assets managed by the Company and its affiliates are in registered mutual funds, separate accounts and collective investment trusts. In each case an investor has the ability to redeem shares at any time, without significant prior notice. There are no lockup periods or gates on redemptions in the products we manage. The Company does not manage hedge funds or other alternative investments that may have long notice periods prior to allowing redemptions. It is therefore impossible to project future rates of redemption in order to quantify potential changes in assets under management beyond our reporting date and we believe it would be inappropriate to attempt to do so in our quarterly or annual filings.

Liquidity and Capital Resources, page 37

5.	Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In light of these changes, please also discuss how you determined that these sources of cash will be sufficient to meet your cash and liquidity requirements over the next twelve months. Please also disclose if you expect any alternative sources of funding to be available in the future. Your discussion should address the following changes in your sources and uses of cash as well as any other significant changes:
  Your state that you believe that the remaining proceeds from your $500 million senior note offering in fiscal 2007, cash provided by current operating activities, and borrowings available under your $200 million credit facility will provide you with sufficient liquidity for your short-term and long-term operating needs. Please address your consideration of the 43% decline in net cash provided by operating activities during the year ended October 31, 2008 compared to the year ended October 31, 2007; and
  You disclose on page 40 that in conjunction with the initial offering of Liquidity Protected Preferred Shares you expect to enter into an escrow agreement pursuant to which you would deposit $101 million to provide an assured source of funds to meet potential purchase obligations.

Response:

In the first quarter of fiscal 2009, the Company determined that it is unlikely that the Company will have to participate in any escrow agreement in conjunction with a successful offering of Liquidity Protected Preferred Shares in fiscal 2009. As a result, the Company intends to remove this disclosure from its Form 10-Q filing for the three months ended January 31, 2009.

In preparing future filings, beginning with the Form 10-Q filed for the fiscal quarter ended January 31, 2009, the Company will enhance its discussion of liquidity, capital resources and operating cash flows as follows:

United States Securities and Exchange Commission
March 5, 2009

“Liquidity and Capital Resources

Liquid assets consist of cash and cash equivalents, short-term investments and investment advisory fees and other receivables. Cash and cash equivalents consist of cash and short-term, highly liquid investments that are readily convertible to cash. Short-term investments consist of an investment in a sponsored short-term income fund. Investment advisory fees and other receivables primarily represent receivables due from sponsored funds and separately managed accounts for investment advisory and distribution services provided. Liquid assets represented 43 percent and 49 percent of total assets on January 31, 2009 and October 31, 2008, respectively. The $59.4 million decrease in liquid assets can be attributed to a decrease in cash and short-term investment balances of $49.3 million and a decrease in investment advisory fees and other receivables of $10.0 million. The decrease in cash and short-term investment balances reflects the $30.0 million acquisition of TABS in the first quarter of 2009, the payment of $17.9 million of dividends to investors and additions to equipment and leasehold improvements of $19.8 million offset by net cash provided by operating activities of $17.0 million. Net cash provided by operating activities reflects the payment of fourth quarter operating-income based bonus accruals of $60.5 million. The decrease in investment advisory fees and other receivables can be attributed to the sequential quarter over quarter decrease in revenue.

On January 31, 2009, our debt included $500.0 million in aggregate principal amount of 6.5 percent ten-year notes due 2017. We also maintain a $200.0 million revolving credit facility with several banks, which expires on August 13, 2012. The facility provides that we may borrow at LIBOR-based rates of interest that vary depending on the level of usage of the facility and our credit ratings. The agreement contains financial covenants with respect to leverage and interest coverage and requires us to pay an annual commitment fee on any unused portion. On January 31, 2009, we had no borrowings under our revolving credit facility.

We continue to monitor our liquidity daily. We experienced a significant reduction in operating revenue and operating income in the first quarter of fiscal 2009, primarily reflecting lower average assets under management resulting from decreased market valuations. To the extent that markets continue to deteriorate in fiscal 2009 as a result of the current recession, we will likely see further pressure on both operating revenues and operating margins. We remain committed to growing our business in this challenging market environment and expect that our main uses of cash will be to invest in new products, acquire shares of our Non-Voting Common Stock, make strategic acquisitions, enhance technology infrastructure and pay the operating expenses of the business, which are predominantly variable in nature and therefore fluctuate with revenue and assets under management. That said, we continue to look for opportunities to prudently reduce our variable costs and discretionary spending wherever possible. Notwithstanding current conditions in the global equity and credit markets, we believe that our existing liquid assets, cash flows from operations, which contributed $17.0 million in the first quarter of fiscal 2009, and borrowing capacity under our existing credit facility are sufficient to meet our current and forecasted operating cash needs and to satisfy our future commitments as more fully described in Contractual Obligations below.

United States Securities and Exchange Commission
March 5, 2009

The risk exists, however, that if we determine we need to raise additional capital or refinance existing debt in the future, resources may not be available to us in sufficient amounts or on acceptable terms. Our ability to enter the capital markets in a timely manner depends on a number of factors, including the state of global credit and equity markets, interest rates, credit spreads and our credit ratings. If we are unable to access capital markets to issue new debt, refinance existing debt or sell shares of our Non-Voting Common Stock as needed, or if we are unable to obtain such financing on acceptable terms, our business could be adversely impacted. We do not anticipate pursuing any alternative sources of funding in the near future.

Operating Cash Flows

Our operating cash flows are calculated by adjusting net income to reflect other significant sources and uses of cash, certain significant non-cash items and timing differences in the cash settlement of other assets and liabilities. Significant sources and uses of cash that are not reflected in either revenue or operating expenses include net cash flows associated with our deferred sales commission assets (capitalized sales commissions paid net of contingent deferred sales charges received) as well as net cash flows associated with the purchase and sale of investments within the portfolios of our consolidated funds and separate accounts (proceeds received from the sale of trading investments net of cash outflows associated with the purchase of trading investments). Significant non-cash items include the amortization of deferred sales commissions and other intangible assets, depreciation, stock-based compensation and the net change in deferred income taxes.

Cash provided by (used for) operating activities totaled $17.0 million in the first three months of fiscal 2009, an increase of $17.1 million from the $(0.1) million reported in the first three months of fiscal 2008. Net income declined by $33.2 million year over year, primarily reflecting a decrease in revenue of $80.3 million offset by decreases in operating expenses and income taxes of $33.2 million and $19.6 million, respectively. The decrease in net income year over year was offset by timing differences of approximately $33.3 million in the cash settlement of our operating receivables and payables. Other significant sources and uses of cash in the quarter include net cash outflows associated with the purchase and sale of trading investments in the portfolios of consolidated funds and separate accounts, which reduced net cash provided by operating activities by $1.1 million in the first three months of fiscal 2009 compared to $14.0 million in the first three months of fiscal 2008, and net cash outflows associated with deferred sales commissions, which reduced net cash provided by operating activities by $1.4 million in the first three months of fiscal 2009 compared to $6.3 million in the first three months of fiscal 2008. Significant non-cash items, including the amortization of deferred sales commissions and other intangible assets, depreciation, stock-based compensation and the net change in deferred income taxes, totaled $13.2 million in the first three months of fiscal 2009 compared to $19.4 million in the first three months of fiscal 2008, reflecting decreases in the amortization of deferred sales commissions, deferred income taxes and stock-based compensation offset by increases in other amortization associated with the TABS acquisition in the first quarter of fiscal 2009.”

6.	We remind you that Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the market developments

United States Securities and Exchange Commission
March 5, 2009

you discuss on page 22, please expand your disclosures to address the current and potential future impact of these developments on your liquidity and capital resources.

Response:

Please see our response to paragraph 5 above.

Critical Accounting Policies and Estimates, page 41

7.	Some of your material revenue streams are based on the value of Assets Under Management. Please disclose how you calculate the value of Assets Under Management. If significant judgment is involved in the calculation of Assets Under Management and this directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify Assets Under Management as a critical accounting policy. We believe the following disclosures may be useful to investors:
  Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management;
  Detailed discussion of the material estimates and assumptions used in each of the models; and
  Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

Assets under management consist mainly of securities that are actively traded and, thus, do not require a high level of assumptions in determining the fair value of the investments in sponsored product portfolios. Independent pricing services and the prices of securities traded on exchanges provide values for assets managed by the Company. Only a very small percentage of assets managed by Company are fair valued by the Company and therefore we do not believe that significant judgment is involved in the calculation of assets under management in a way that directly impacts revenue recognition. If the Company believes that the value of a security is mispriced by a pricing service, the Company has procedures that give it the ability to override the price in order to provide a fair value for the asset. Given the de minimus number of securities for which significant judgment is applied in the valuation of assets under management, we do not believe that it is appropriate to include how assets are valued in the “Critical Accounting Policies” section.

Goodwill and Intangible Assets, page 42

8.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following:
  Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management

United States Securities and Exchange Commission
March 5, 2009

  selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
  How you weight each of the methods used including the basis for that weighting;
  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
  How the assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.

Response:

In preparing future filings, beginning with the Form 10-Q filed for the fiscal quarter ended January 31, 2009, the Company will enhance its critical accounting policy for goodwill as follows:

“Goodwill represents the excess of the cost of our investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. We attribute all goodwill associated with the acquisitions of Atlanta Capital, Fox Asset Management and Parametric Portfolio Associates, which share similar economic characteristics, to a single reporting unit. Management believes that the inclusion of these entities in a single reporting unit for the purposes of goodwill impairment testing most accurately reflects the synergies achieved in acquiring these entities, namely centralized distribution of similar products and services.

Goodwill is not amortized but is tested annually for impairment in the fourth quarter of each fiscal year by comparing the fair value of the reporting unit to its carrying amount, including goodwill. We establish fair value for the purpose of impairment testing by averaging fair value established using an income approach and fair value established using a market approach.

The income approach employs a discounted cash flow model that takes into account 1) assumptions that marketplace participants would use in their estimates of fair value, 2) current period actual results, and 3) budgeted results for future periods that have been vetted by senior management at the reporting unit level. The discounted cash flow model incorporates the same fundamental pricing concepts used to calculate fair value in the acquisition due diligence process and a discount rate that takes into consideration the Company’s estimated cost of capital adjusted for the uncertainty inherent in the acquisition.

The market approach employs market multiples for comparable transactions in the financial services industry obtained from industry sources, taking into consideration the nature, scope and size of the acquired reporting unit. Estimates of fair value are established using a multiple of assets under management and current and forward multiples of both revenue and earnings before interest and taxes (“EBIT”) adjusted for size and performance level relative to peer companies. A weighted average calculation is then performed, giving greater weight to fair value calculated based on multiples of revenue and EBIT and lesser weight to fair value calculated as a multiple of assets under management. We believe that fair value calculated based on multiples of revenue and EBIT is a better indicator of fair value in that these fair values provide information as to both scale and profitability.

United States Securities and Exchange Commission
March 5, 2009

If the carrying amount of the reporting unit exceeds its calculated fair value, the second step of the goodwill impairment test will be performed to measure the amount of the impairment loss, if any.”

9.	Your disclosures indicate that you have one reporting unit for goodwill impairment testing purposes. Please further disclose how you made this determination pursuant to SFAS 142, including if you aggregate reporting units. Please tell us whether discrete financial information is prepared at any level lower than the consolidated level. If so, please tell us who uses this information and for what purpose. Please specifically address how you determined Atlanta Capital, Fox Asset Management, and Parametric Portfolio Associates should not be individual reporting units.

Response:

The Company currently reports one operating segment (investment management) based on the guidance offered under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Goodwill is allocated to and tested at a reporting unit one level below this operating segment level. This reporting unit consists of three separate components, namely Fox Asset Management, Atlanta Capital and Parametric Portfolio Associates.

The Company has aggregated these components into one reporting unit based on the guidance in footnote 20 to paragraph 30 of SFAS No. 142, “Goodwill and Other Intangible Assets (as amended),” which references paragraph 17 of SFAS No. 131. Paragraph 17 of SFAS No. 131 notes that components may be aggregated into one reporting unit for the purpose of testing goodwill for impairment if the components share similar economic characteristics and are similar in each of the following areas:

a.	The nature of the products and services;
b.	The nature of the production processes;
c.	The type or class of customer for their products and services;
d.	The methods used to distribute their products or provide their services;
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Based on its analysis, the Company has concluded that all three component units are similar both quantitatively and qualitatively. From a quantitative perspective, all three entities share similar economic characteristics, including similar revenue and compensation structures and comparable effective fee rates. From a qualitative perspective, the three entities provide similar services (investment management services for a fee based on the value of assets under management) to similar clients (institutional, high-net-worth and retail managed accounts). Their products are distributed through the same distribution channel and all three entities are subject to the same regulatory framework.

In addition to quantitative and qualitative characteristics described above, the Company has also considered the guidance outlined in EITF Topic No. D-101 regarding the manner in which the components are operated and the level of integration that exists between the components in the operating segment. The Company notes that the units are integrated as the products share the same distribution channel, which is overseen at the Company level. The units also share various levels of back office support such as payroll, legal and compliance. In

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March 5, 2009

addition, subadvisory relationships exist between the components, as well as with other entities within the consolidated group, to provide a more comprehensive offering of investment advisory services.

The Company uses the discrete financial information available for each component to calculate the contingent payments associated with the put options held by the non-controlling interest unit holders and the call options held by the Company. This discrete financial information is not included in any monthly reports to the Company’s chief operating decision maker. Only information regarding assets under management is disaggregated to the component level and reviewed on a monthly basis.

Please see our enhanced disclosures regarding our reporting unit in our response to paragraph 8 above.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

General

10.	You sell your sponsored open-end mutual funds under four primary pricing structures: front- end load commission, spread-load commission; level-load commission and institutional no- load. Please discuss the accounting and financial statement impact of each of these pricing structures and clearly identify any corresponding differences between the structures.

Response:

In preparing future filings, beginning with the Form 10-K filed for the fiscal year ending October 31, 2009, the Company will enhance its accounting policy disclosures to include the accounting and financial statement impact of different mutual fund pricing structures, as follows:

“EVD currently sells Eaton Vance mutual funds under four primary pricing structures: front-end load commission (“Class A”); spread-load commission (“Class B”); level-load commission (“Class C”); and institutional no-load (“Class I”). For Class A shares, the shareholder may be required to pay a sales charge to the selling broker-dealer of up to five percent and an underwriting commission to EVD of up to 75 basis points of the dollar value of the shares sold. Under certain conditions, we waive the sales load on Class A shares and the shares are sold at net asset value. EVD generally receives (and then pays to authorized firms after one year) distribution and service fees of up to 30 basis points of average net assets annually, and in the case of certain funds, also may receive and pay to authorized firms a distribution fee not to exceed 50 basis points annually of average daily net assets. EVD does not receive underwriting commissions on such sales.

Class B shares are offered at net asset value, with EVD paying a commission to the dealer at the time of sale from its own funds, which may be borrowed. Such payments are capitalized and amortized over the period during which the shareholder is subject to a contingent

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March 5, 2009

deferred sales charge, which does not exceed six years. EVD recovers the dealer commissions paid on behalf of the shareholder through distribution plan payments limited to an annual rate of 75 basis points of the average net assets of the fund or class of shares in accordance with a distribution plan adopted by the fund pursuant to Rule 12b-1 under the 1940 Act. The SEC has taken the position that Rule 12b-1 would not permit a fund to continue making compensation payments to EVD after termination of the plan and that any continuance of such payments may subject the fund to legal action. Distribution plans are terminable at any time without notice or penalty. In addition, EVD receives (and then pays to authorized firms after one year) a service fee not to exceed 25 basis points annually of average net assets. Class B shares automatically convert to Class A shares after eight years of ownership.

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charges on redemptions after the first year. EVD pays a commission and the first year’s service fees to the dealer at the time of sale. The fund makes monthly distribution plan and service fee payments to EVD similar to those for Class B shares, at an annual rate of up to 75 basis points and 25 basis points, respectively, of average net assets of the Class. EVD pays the distribution and service fee to the dealer after one year.

Class I shares are offered to certain types of investors at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees. For Class I shares, a minimum investment of $250,000 or higher is normally required.”

Revenue Recognition, page 57

11.	Please expand your disclosures to state specific factors that you consider when determining whether to record investment advisory fees and administration fees as well as distribution and service fees on a gross or net basis pursuant to EITF 99-19. Refer to paragraphs 7 through 14 of EITF No. 99-19.

Response:

In preparing future filings, beginning with the Form 10-K filed for the fiscal year ended October 31, 2009, the Company will enhance its accounting policy disclosures regarding the factors it considers when determining whether to record investment advisory fees and administration fees as well as distribution and service fees on a gross or net basis, as follows:

“Investment advisory and administration fees for mutual funds and investment advisory fees for separately managed accounts are recognized as services are performed and are primarily based on predetermined percentages of the market values of the assets under management. With the exception of the Company’s separate account investment advisory fees, which are generally calculated as a percentage of either beginning, average or ending quarterly assets, the Company’s investment advisory, administration, distribution and service fees are calculated principally as a percentage of average daily assets. The Company may waive certain fees for investment and administration services at its discretion.

The Company has contractual arrangements with third parties to provide certain fund-related services, including subadvisory and distribution-related services. Pursuant to the guidance provided in EITF 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent,”

United States Securities and Exchange Commission
March 5, 2009

management’s determination of whether revenue should be reported gross based on the amount paid by the funds or net of payments to third party service providers is based on management’s assessment of whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company’s role include: 1) if the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided, 2) if the Company has reasonable latitude to establish the price of the service provided; 3) if the Company has the discretion to select the service provider; and 4) if the Company assumes credit risk in the transaction.

Pursuant to management’s assessment of the criteria provided in the EITF consensus, investment advisory and administration fees are recorded gross of any subadvisory arrangements, with the corresponding fees paid to any subadvisor based on the terms of those arrangements included in other expenses. In instances where the Company acts as subadvisor or co-manager, investment advisory fees are recorded net. Distribution and service fees are recorded gross of any third-party distribution and service arrangements; the expenses associated with these third-party distribution and service arrangements are recorded in distribution and service fee expense, respectively.”

Note 4, Investments, page 64

12.	You review your equity method investments annually for impairment pursuant to APB Opinion No. 18. Please expand your disclosure to provide additional insight on how you perform your impairment analysis, including your consideration of quoted market prices and how you determine when there is an other-than-temporary impairment.

Response:

In preparing future filings, beginning with the Form 10-K filed for the fiscal year ended October 31, 2009, the Company will enhance its accounting policy disclosures regarding our investments in affiliates as follows:

“Investments in affiliates are tested annually for impairment in the fourth quarter of each fiscal year or as facts and circumstances indicate that an impairment has occurred by comparing the fair value of the investment to its carrying amount. The Company establishes fair value for the purpose of impairment testing using either quoted market prices, if available, or a market approach.

The market approach employs market multiples for comparable transactions in the financial services industry obtained from industry sources, taking into consideration the nature, scope and size of the acquired entity. Estimates of fair value are established using multiples of assets of under management, revenue and earnings before interest and taxes (“EBIT”) adjusted for size and performance level relative to peer companies. A weighted average calculation is then performed, giving greater weight to fair value calculated based on multiples of revenue and EBIT and lesser weight to fair value calculated as a multiple of assets under management. The Company believes that fair values calculated based on multiples of revenue and EBIT are better indicators of fair value given that these fair values provide information as to both scale and profitability.

United States Securities and Exchange Commission
March 5, 2009

If the carrying amount of the investment exceeds its calculated fair value, the second step of the impairment test will be performed to measure the amount of the impairment loss, if any.”

13.	For your investments classified as trading and available-for-sale, please expand your disclosures to more fully describe the types of investments held and the sectors that these investments are in. Please also discuss these investment balances in MD&A.

Response:

The vast majority of the Company’s investments are in registered mutual funds, separate accounts and collective investment trusts managed by the Company. These funds, separate accounts and investment trusts are broadly diversified investment vehicles that are not sector specific. As a result, industry concentration is not an identified risk. We have provided investors information regarding our investments on pages 64 through 67 of our most recently filed Form 10-K, identifying investments held in the portfolios of consolidated funds (debt and equity), investments held in the portfolios of separate accounts (debt and equity), investments in our sponsored funds that are classified as available-for-sale, and other investments, including investments in collateralized debt obligation entities and investments in affiliates. We believe that this information is most pertinent in understanding the impact that changes our investments have on our consolidated financial statements. Given the broad industry sector diversification inherent in the portfolios of the managed products in which we invest and the overall lack of industry concentration, we do not believe that adding additional disclosures regarding sector concentration would be meaningful or helpful to investors.

Note 14, Minority Interest, page 76

14.	You discuss put options held by minority interest unit holders and call options held by you. Please disclose the terms of these put and call options in the notes to the financial statements as well as your accounting for each of these. Please tell us what consideration you gave to EITF Topic D-98 in your accounting for these put options.

Response:

The put options held by non-controlling interest unit holders and the call options held by the Company, which are redeemable for cash based on a multiple of earnings before interest and taxes, relate specifically to the equity of the Company’s majority-owned consolidated subsidiaries. Because significant uncertainties as to timing and amount do not get resolved until such time as a put or call is exercised, the Company does not recognize the liability until such time as these uncertainties are resolved.

We provided a significant level of disclosure regarding our put and call options in our audited financial statements for the fiscal year ended October 31, 2008 in Note 3, “Acquisitions, Goodwill and Other Intangible Assets.” In preparing future filings, beginning with the Form 10-K filed for the fiscal year ending October 31, 2009, the Company will enhance the disclosure in Note 3 to include the following paragraph:

“Interests held by non-controlling unit holders of Atlanta Capital, Fox Asset Management, Parametric Portfolio Associates and Parametric Risk Advisors are not subject to mandatory redemption. The purchase of non-controlling interests is predicated, for each subsidiary, on

United States Securities and Exchange Commission
March 5, 2009

the exercise of a complex series of puts held by non-controlling unit holders and calls held by the Company. The puts provide non-controlling unit holders the right to require us to purchase these retained interests at specific intervals over time, while the calls provide us with the right to require the non-controlling unit holders to sell their retained equity interests to us at specific intervals over time, as well as upon the occurrence of certain events such as death or permanent disability. As a result, there is significant uncertainty as to timing of any non-controlling interest purchase in the future. The value assigned to the purchase of a non-controlling interest is based, in each case, on a multiple of earnings before interest and taxes of the subsidiary at specific points of time in the future, which is a measure that is intended to represent fair market value at the date of purchase. There is no discrete floor or ceiling on the value of any non-controlling interest purchase. As a result, there is significant uncertainty as to the amount of any minority interest purchase in the future.”

The Company initially concluded that the redeemable non-controlling interests described above did not fall within the scope of EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities” as EITF Topic No. D-98, prior to its most recent amendment, primarily applied to redeemable equity instruments that otherwise would be classified in permanent equity. Because non-controlling interests were excluded from permanent equity, at October 31, 2008 and for historical periods, the Company accounted for its non-controlling interests in accordance with Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements,” and recorded its non-controlling interests at historical cost outside of permanent equity, adjusted for income earned and dividends paid. The terms of these arrangements were disclosed in both the notes to the Company’s Consolidated Financial Statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations as more fully described above.

Based on revisions to EITF Topic D-98 announced by the SEC observer at the March 12, 2008 EITF meeting, the Company’s non-controlling interests redeemable at fair value will be within the scope of both ARB No. 51, as amended by SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” and EITF Topic D-98. The Company concluded that these non-controlling interests were within the scope of EITF Topic D-98 based on the following:

1.	The parent entity is an SEC registrant;
2.	The redemption feature is not considered a freestanding financial instrument accounted for under either SFAS No. 150, “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity,” or SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities;” and
3.	Redemption of non-controlling interests is not solely within the control of the issuer.

In the revisions to EITF Topic D-98, the staff provided transition guidance for registrants that may not have previously applied the measurement guidance, noting that those registrants should initially apply that measurement guidance no later than the effective date of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” The Company will adopt the provisions of SFAS No. 160, and, accordingly, the provisions of EITF Topic D-98, on November 1, 2009. In future filings, beginning with the Company’s Form 10-Q for the quarter ending January 31, 2010, the Company will disclose the estimated fair value redemption amount of its non-controlling interests on the face of the balance sheet for all periods presented and will continue to disclose all other pertinent terms and conditions in

United States Securities and Exchange Commission
March 5, 2009

both the appropriate footnote in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 598-8250, or Frederick Marius, Vice President and Chief Legal Officer, at (617) 598-8566 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Robert J. Whelan
Robert J. Whelan
Vice President, Treasurer and Chief
Financial Officer